SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                    --------
                      FREDERICK'S OF HOLLYWOOD GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    624591103
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                                 (CUSIP Number)

                        FURSA ALTERNATIVE STRATEGIES LLC
                           444 Merrick Road, 1st Floor
                               Lynbrook, NY 11563
                                  646-205-6200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 28, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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     CUSIP No. 624591103
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     1   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Fursa Alternative Strategies LLC
         I.R.S. No.: 13-4050836
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]   (b) [X]
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     3   SEC USE ONLY
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     4   SOURCE OF FUNDS*
         WC
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     5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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     7   SOLE VOTING POWER
         10,197,476*
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     8   SHARED VOTING POWER
         0
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     9   SOLE DISPOSITIVE POWER
         10,197,476*
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     10  SHARED DISPOSITIVE POWER
         0
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         10,197,476*
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (see Instructions)               [ ]
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         36.5%
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     14  TYPE OF REPORTING PERSON (see Instructions)
         IA

         * Includes 1,184,456 shares held in escrow as described in Item 6, 1,512,220 shares issuable upon conversion of the Series A Preferred Stock and shares issuable upon the exercise of warrants each as described in Item 3.

ITEM 1.  SECURITY AND ISSUER

     SECURITY:  Common Stock, $.01 par value (the "Shares")
     ISSUER'S NAME AND ADDRESS:
         Frederick's of Hollywood Group, Inc., formerly known as Movie Star, Inc. (the "Issuer")
         1115 Broadway
         New York, New York 10010

ITEM 2.  IDENTITY AND BACKGROUND

     (a) Fursa Alternative Strategies LLC (the "Reporting Person")

     (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 444 Merrick Road, 1st Floor, Lynbrook, NY 11563.

     (c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940.

     (d, e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is organized under the laws of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 28, 2008, pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated December 18, 2006 by and among the Issuer, FOH Holdings, Inc. ("Frederick's"), a Delaware corporation and the parent company of Frederick's of Hollywood, Inc., and Fred Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"), Merger Sub merged with and into Frederick's with Frederick's continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Issuer (the "Merger"). Prior to the Merger, the Reporting Person, on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority, held approximately 50% of the outstanding stock of Frederick's. Immediately prior to the Merger, the Issuer completed a one for two reverse split of the Common Stock (the "Reverse Split") to comply with the $2.00 minimum bid price requirement for continued listing on the American Stock Exchange. The material terms of the Reverse Split are described in the Issuer's definitive proxy statement (SEC File No. 001-05893) filed November 30, 2007 (the "Proxy Statement") in the Section entitled "Reverse Stock Split Proposal" beginning on page 101 and is hereby incorporated by reference. At the effective time of the Merger on January 28, 2008 (the "Effective Time"), pursuant to the Merger Agreement, each share of common stock of Frederick's ("Frederick's Common Stock") that was outstanding at the Effective Time was converted into the right to receive shares of Common Stock equal to the product of (i) 0.8 multiplied by (ii) the number of shares of Frederick's Common Stock held by each stockholder of Frederick's immediately prior to the Effective Time multiplied by (iii) an exchange ratio of 17.811414 (the "Exchange Ratio") plus the right to receive the distributions, if any, under the escrow established pursuant to the Escrow Agreement (as defined below). As a result of the Merger (after giving effect to the Reverse Split) and pursuant to the Merger Agreement, the Reporting Person received 5,922,287 shares of Common Stock. 1,184,456 of these shares of Common Stock are held in escrow pursuant to the Escrow Agreement described in Item 6. In addition, the Fursa Debt Holders (as defined below) agreed to cancel a portion of the debt issued by Frederick's held by them in the aggregate amount of $7,500,000 in exchange for 3,829,325 shares of a new series, Issuer's Series A 7.5% Preferred Stock (the "Preferred Stock"), which number of shares was equivalent to dividing 7,500,000 by the average daily closing price of the shares of the Issuer's Common Stock, for twenty (20) days immediately preceding the record date of the Rights Offering (as defined below). The material terms of the Merger Agreement are described in the Proxy Statement in the Sections entitled "The Merger and Related Transactions" and "The Merger Agreement" beginning on pages 37 and 60, respectively, and are hereby incorporated by reference.

         In connection with the Merger, the Issuer issued to its stockholders prior to the Merger non-transferable rights (the "Rights") to purchase an aggregate of $20 million of new shares (the "Rights Shares") of Common Stock (the "Rights Offering"). Pursuant to the Standby Purchase Agreement (the "Standby Purchase Agreement") entered into on December 18, 2006 by and among the Issuer, the Reporting Person, Fursa Rediscovered Opportunities Fund L.P. (formerly known as Mellon HBV Rediscovered Opportunities Fund L.P.), a Delaware limited partnership, Fursa Global Event Driven Fund L.P. (formerly known as Mellon HBV Global Event Driven Fund L.P.), a Delaware limited partnership, Fursa Capital Partners LP (formerly known as Mellon HBV Capital Partners LP), a Delaware limited partnership, Blackfriars Master Vehicle LLC, a Delaware limited liability company, and Axis RDO Ltd., a company incorporated in the Bahamas (collectively, the "Fursa Standby Purchasers"), Tokarz Investments, LLC, a Delaware limited liability company ("Tokarz Investments") and TTG Apparel, LLC, a Delaware limited liability company ("TTG", together with Tokarz Investments, the "Tokarz Standby Purchasers," and the Tokarz Standby Purchasers together with the Fursa Standby Purchasers, the "Standby Purchasers"), if and to the extent the Rights Shares were not purchased by the Issuer's stockholders pursuant to the exercise of Rights (such shares not purchased, the "Unsubscribed Shares"), the Standby Purchasers agreed to purchase from the Issuer, at the subscription price of the Rights Shares (the "Subscription Price"), such Unsubscribed Shares as necessary to ensure the issuance of $20 million of Rights Shares, with Fursa SPV LLC (formerly known as Mellon HBV SPV LLC), a Delaware limited liability company ("Fursa SPV"), Fursa Master Rediscovered Opportunities Fund L.P. (formerly known as Mellon HBV Master Rediscovered Opportunities Fund L.P.), a Delaware limited partnership ("Fursa Master Rediscovered," and together with Fursa SPV, the "Fursa Debt Holders") and the Fursa Standby Purchasers purchasing, on a several but not on a joint and several basis, 50% of such amount of Unsubscribed Shares and the Tokarz Standby Purchasers purchasing the remaining 50% of such amount of Unsubscribed Shares. The Rights Offering expired on January 17, 2008, with the Issuer's stockholders prior to the Merger purchasing 752,473 shares of Common Stock at a subscription price of $3.52 per share (as adjusted to reflect the Reverse Split) leaving a total of 4,929,346 shares of Common Stock to be purchased by the Standby Purchasers (as adjusted to reflect the Reverse Split). On January 28, 2008, pursuant to the Standby Purchase Agreement, the Reporting Person purchased 2,464,673 shares of Common Stock at the Subscription Price of $3.52 per share, for an aggregate purchase price of $8,675,648.96, which amount was paid with company funds. The material terms of the Rights Offering and Standby Purchase Agreement are described in the Proxy Statement in the Section entitled "Other Transaction Documents - Standby Purchase Agreement - Rights Offering" beginning on page 80 and are hereby incorporated by reference.

         As sole consideration for the Standby Purchasers' commitments under the Standby Purchase Agreement, the Issuer issued warrants to the Standby Purchasers (the "Guarantor Warrants"), with an exercise price equal to the Subscription Price, representing the right to purchase an aggregate of 596,591 shares of Common Stock. In connection with its commitment under the Standby Purchase Agreement, the Reporting Person, on behalf of an affiliated fund, received a Guarantor Warrant to purchase up to 298,296 shares of Common Stock (after giving effect to the Reverse Split), with an exercise price of $3.52 per share. The material terms of the Guarantor Warrants are described in the Proxy Statement in the Section entitled "Other Transaction Documents - Guarantor Warrants" beginning on page 81 and hereby incorporated by reference.

         The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Standby Purchase Agreement. A copy of the Merger Agreement and its amendments are filed as Annexes A, B-1 and B-2 to the Proxy Statement, all of which are incorporated herein by reference. A copy of the Standby Purchase Agreement is filed as Exhibit 10.2 to the Form 8-K filed by the Issuer on December 20, 2006, and is incorporated by reference herein. The Guarantor Warrant issued to Fursa Master Global Event Driven Fund L.P is filed as Exhibit
4.3 to the Form 8-K filed by the Issuer on February 1, 2008, and is incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION

     The information set forth or incorporated by reference in Items 3 and 6 herein is hereby incorporated by reference. Other than the discussion under Items 3 and 6 incorporated herein, the Reporting Person acquired Common Stock of the Issuer for investment purposes. However, the Reporting Person expects its evaluation of this investment and investment alternatives to be ongoing. Subject to compliance with applicable law, at any time, additional shares of Issuer's Common Stock or other securities may be acquired or some or all of the shares of the Issuer's Common Stock or other securities beneficially owned by the Reporting Person may be sold, in either case in open market, privately negotiated transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of January 28, 2008, the Reporting Person may be deemed to beneficially own on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority 10,197,496 shares of the Issuer's Common Stock, including 3,829,325 shares of Preferred Stock convertible, after giving effect to the Reverse Split, into 1,512,220 shares of Common Stock, and 298,296 shares of Common Stock that the Reporting Person may purchase upon exercise of the Guarantor Warrant, together representing approximately 36.5% of the Issuer's outstanding Common Stock (based on 26,110,220 shares outstanding as represented by the Issuer in connection with the Merger).

     (b) The Reporting Person has sole power to vote or direct the vote and sole power to dispose and to direct the disposition of the Shares.
     (c) The Reporting Person has not effected any transactions in Common Stock during the past sixty days except as described in Item 3 and elsewhere in this
Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

         In connection with the Merger, the Issuer and designated representatives of the holders of Frederick's Common Stock, including the Reporting Person, entered into an escrow agreement at the Effective Time with an escrow agent (the "Escrow Agreement") whereby 1,184,456 of the shares of Common Stock issuable to the Reporting Person as a result of the Merger and pursuant to the Merger Agreement were issued and deposited into escrow to cover indemnification claims that may be brought by the Issuer for certain matters, including breaches of representations, warranties and covenants contained in the Merger Agreement. Shares remaining in escrow will be released following the 18 month anniversary of the Effective Time, subject to extension under certain circumstances. Similarly, 618,283 treasury shares of Common Stock representing 7.5% of the aggregate number of issued and outstanding shares of Common Stock immediately prior to the Effective Time were deposited into escrow by the Issuer to cover any indemnification claims that may be brought by Frederick's stockholders against the Issuer, which shares will be returned to the Issuer following the 18 month anniversary of the Effective Time, subject to certain conditions and to the extent not used to satisfy indemnification claims. The material terms of the Escrow Agreement are described in the Proxy Statement in the Sections entitled "The Merger Agreement - Escrow Arrangements" and "Other Transaction Documents - Escrow Agreement" beginning on pages 61 and 83, respectively, and are hereby incorporated by reference. The Escrow Agreement is filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on February 1, 2008, and is incorporated by reference herein.

         On December 18, 2006, in connection with the Merger Agreement, Frederick's, the Reporting Person, the Fursa Debt Holders, Fursa Standby Purchasers (the Fursa Debt Holders and the Fursa Standby Purchasers are hereafter collectively referred to as the "Fursa Managed Accounts"), Tokarz Investments and the Issuer entered into a stockholders agreement (the "Company Stockholders Agreement"). Pursuant to the Company Stockholders Agreement, the Reporting Person, the Fursa Managed Accounts and Tokarz Investments agreed, among other things, not to solicit or accept any third party proposals involving a merger or acquisition of Frederick's. In addition, pursuant to the Company Stockholders Agreement, the Fursa Debt Holders which hold Frederick's indebtedness, agreed with the Issuer that in connection with the consummation of the transactions contemplated by the Merger Agreement, they would cancel $7.5 million of such indebtedness in exchange for shares of a new series of the Issuer's Series A 7.5% Convertible Preferred Stock (the "Series A Preferred Stock"). The Company Stockholders Agreement is filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on December 20, 2006, and is incorporated by reference herein.

         In connection with the Merger, the Issuer entered into an agreement with the Reporting Person (on its behalf and on behalf of the Fursa Managed Accounts) and the Tokarz Standby Purchasers (the "Shareholders Agreement") whereby such stockholders agreed, among other things, to certain restrictions on
(i) acting together with respect to their shares of Common Stock, (ii) increasing their ownership positions in the Issuer, (iii) transferring their securities of the Issuer and (iv) voting for directors whereby such stockholders agreed to vote for the directors initially serving on the Board of Directors of the Issuer immediately following the Effective Time. These provisions will remain applicable during the 18 months following the Effective Time. Also during this 18-month period, the Board of Directors will be subject to specified supermajority voting requirements as set forth in the Restated Certificate (as defined below), and which are discussed in Section 5.03 of the Form 8-K filed by the Issuer on December 20, 2006. The material terms of the Shareholders Agreement are described in the Proxy Statement in the Section entitled "Other Transaction Documents - Shareholders Agreement" beginning on page 82 and are hereby incorporated by reference. The Shareholders Agreement is filed as Exhibit
10.2 to the Form 8-K filed by the Issuer on February 1, 2008, and is incorporated by reference herein. Consistent with the foregoing, each of William
F. Harley, III and Thomas Lynch has been elected to the Issuer's Board of Directors.

         In connection with the Merger, the Issuer entered into a registration rights agreement with the Reporting Person (on its behalf and on behalf of the Fursa Managed Accounts) and the Tokarz Standby Purchasers pursuant to which the Issuer granted certain demand and "piggyback" registration rights to such parties (the "Registration Rights Agreement").The material terms of the Registration Rights Agreement are described in the Proxy Statement in the Section entitled "Other Transaction Documents - Registration Rights Agreement" beginning on page 85 and are hereby incorporated by reference. The Registration Rights Agreement is filed as Exhibit 10.3 to the Form 8-K filed by the Issuer on February 1, 2008, and is incorporated by reference herein.

         In connection with the transactions contemplated by the Merger Agreement, a majority of the Issuer's stockholders not affiliated with the Reporting Person adopted a Restated Certificate of Incorporation of the Issuer to (i) change the Issuer's name from Movie Star, Inc. to Frederick's of Hollywood Group Inc., (ii) increase the number of authorized shares of Common Stock from 30,000,000 to 200,000,000, (iii) authorize the issuance of up to 10,000,000 shares of preferred stock and (iv) effect the Reverse Split (the "Restated Certificate"). Reference is made to the disclosure in the Proxy Statement in the Sections entitled "Increase of Authorized Common Stock Proposal, Name Change Proposal, Preferred Stock Proposal and Reverse Stock Split Proposal" beginning on page 97, 98, 99 and 101, respectively, and is hereby incorporated by reference. The Restated Certificate is filed as Exhibit 3.1 to the Form 8-K filed by the Issuer on February 1, 2008, and is incorporated by reference herein.

         On December 18, 2006, the Issuer's Board of Directors approved Amended and Restated By-Laws that became effective at the Effective Time. Reference is made to the disclosure in the Proxy Statement in the Section entitled "The Merger Agreement - Amended and Restated Bylaws" beginning on page 75 and is hereby incorporated by reference. These Amended and Restated Bylaws are filed as
Exhibit 3.2 to the Form 8-K filed by the Issuer on February 1, 2008, and is incorporated by reference herein.

         The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Annex A to the Proxy Statement, including its amendments filed as Annexes B-1 and B-2 to the Proxy Statement, all of which are incorporated herein by reference, and by reference to the Form 8-K filed by the Issuer on February 1, 2008 and the full text of the exhibits attached thereto, all of which are incorporated herein by reference.

         Except as described in this Schedule 13D, the Reporting Persons do not presently have any other material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger and Reorganization, dated as of December 18, 2006, by and among Movie Star, Inc., a New York corporation, FOH Holdings, Inc., a Delaware corporation and Fred Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Movie Star, Inc. (incorporated by reference to Annex A of the Definitive Proxy Statement (No. 001-05893), filed November 30, 2007).

Exhibit 2 Amendment to Agreement and Plan of Merger and Reorganization dated as of June 8, 2007 by and among Movie Star, Inc., a New York corporation, FOH Holdings, Inc., a Delaware corporation and Fred Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Movie Star, Inc. (incorporated by reference to Annex B-1 of the Definitive Proxy Statement
                  (No. 001-05893), filed November 30, 2007).

Exhibit 3 Second Amendment to Agreement and Plan of Merger and Reorganization dated as of November 27, 2007 by and among Movie Star, Inc., a New York corporation, FOH Holdings, Inc., a Delaware corporation and Fred Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Movie Star, Inc. (incorporated by reference to Annex B-2 of the Definitive Proxy Statement (No. 001-05893), filed November 30, 2007).

Exhibit 4 Stockholders Agreement, dated as of December 18, 2006, by and among Movie Star, Inc. a New York Corporation, Tokarz Investments, LLC, a Delaware limited liability company, Fursa Alternative Strategies LLC (formerly known as Mellon HBV Alternative Strategies LLC), a Delaware limited liability company, and its affiliated and/or managed funds and accounts listed in paragraph (a) of Schedule 1 thereto, Fursa SPV LLC and Fursa Master Rediscovered Opportunities Fund L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Movie Star, Inc. on December 20, 2006).

Exhibit 5 Standby Purchase Agreement, dated as of December 18, 2006 by and among Movie Star, Inc., a New York corporation, TTG Apparel, LLC, a Delaware limited liability company, Tokarz Investments, LLC, a Delaware limited liability company, Fursa Alternative Strategies LLC (formerly known as Mellon HBV Alternative Strategies LLC), a Delaware limited liability company, Fursa Rediscovered Opportunities Fund L.P. (formerly known as Mellon HBV Rediscovered Opportunities Fund L.P.), a Delaware limited partnership, Fursa Global Event Driven Fund L.P. (formerly known as Mellon HBV Global Event Driven Fund L.P.), a Delaware limited partnership, Fursa Capital Partners LP (formerly known as Mellon HBV Capital Partners LP), a Delaware limited partnership, Blackfriars Master Vehicle LLC, a Delaware limited liability company and Axis RDO Ltd., a company incorporated in the Bahamas (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Movie Star, Inc. on December 20, 2006).

Exhibit 6 Escrow Agreement, dated as of January 28, 2008 by and among Movie Star, Inc., a New York corporation, FOH Holdings, Inc. stockholder representatives and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 1, 2008).

Exhibit 7 Shareholders Agreement, dated as of January 28, 2008, by and among Movie Star, Inc., a New York corporation, Tokarz Investments, LLC, a Delaware limited liability company, TTG Apparel, LLC, a Delaware limited liability company and Fursa Alternative Strategies LLC (formerly known as Mellon HBV Alternative Strategies LLC), a Delaware limited liability company (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on February 1, 2008).

Exhibit 8 Registration Rights Agreement, dated as of January 28, 2008, by and among Movie Star, Inc., a New York corporation, Tokarz Investments, LLC, a Delaware limited liability company, TTG Apparel, LLC, a Delaware limited liability company and Fursa Alternative Strategies LLC (formerly known as Mellon HBV Alternative Strategies LLC), a Delaware limited liability company (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer on February 1, 2008).

Exhibit 9 Guarantor Warrant, dated January 28, 2008, issued by Movie Star, Inc., a New York corporation, to Tokarz Investments, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the Issuer on February 1, 2008).

Exhibit 10 Restated Certificate of Incorporation of Movie Star, Inc., a New York corporation (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on February 1, 2008).

Exhibit 11 Amended and Restated Bylaws of Movie Star, Inc., a New York corporation (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Issuer on February 1, 2008).

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2008

     Fursa Alternative Strategies LLC,
     a Delaware Limited Liability Company

     By: /s/ William F. Harley, III
     -----------------------------------
     William F. Harley, III
     Chief Investment Officer









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